

February 2, 2011

Mr. Steven A. Kranker
Principal Executive Officer
Earth Energy Reserves, Inc.
671 Heinz Parkway
Estes Park, CO 80517

> **Re: Earth Energy Reserves, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2010**
> **Filed October 13, 2010**
> **File No. 0-51489**

Dear Mr. Kranker:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2010

Item 9A – Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting, page 37

1.   It does not appear that management's annual report on internal control over financial reporting includes a statement identifying the framework used to evaluate the effectiveness of your internal control over financial reporting. Please revise or advise. Refer to Regulation S-K, Item 308(T)(a)(2).

Exhibit 32 – Section 906 Certification

2.   We note that the certifications furnished pursuant to Section 906 of the Sarbanes-Oxley Act make reference to the year ended December 31, 2010 (i.e., rather than the year ended June 30, 2010). Please revise.

Mr. Steven A. Kranker
Earth Energy Reserves, Inc.
February 2, 2011
Page 2

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Exhibit 31 – Section 302 Certifications

3.   We note that your Section 302 certifications do not comply with the required language because 1) the disclosure required by paragraph 4(b) of Regulation S-K, Item 601(31) was omitted and 2) compliant language was not provided in paragraph 4(c) of Regulation S-K, Item 601(31). Please revise these certifications accordingly and confirm that the required language will be used in future Exchange Act filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

                                Sincerely,

                                Ethan Horowitz
                                Branch Chief